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SEC 19006187

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing
FEB 2019
Washington, DC

| SEC FILE NUMBER |
|---|
| ~~8-66705~~ 8-69128 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/18 AND ENDING 12/31/18

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Highland Capital Funds Distributor, Inc.

| OFFICIAL USE |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Crescent Court, Suite 700

(No. and Street)

Dallas | Texas | 75201

(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David Klos (972) 419-4478

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP

(Name – *if individual, state last, first, middle name*)

2121 N. Pearl Street | Dallas | Texas | 75201

(Address) | (City) | (State) | (Zip Code)

**CHECK ONE:**

(X ) Certified Public Accountant
( ) Public Accountant
( ) Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

RMS

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, David Klos ______, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Highland Capital Funds Distributor, Inc. ______, as of December 31 ______, 2018 ______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

______

______

______

[signature]
Signature

FinOp
Title

[signature]
Notary Public

MICAELA SUE ALLEN
Notary ID #1740637
My Commission Expires
January 15, 2023

This report**contains (check all applicable boxes):

- √ (a) Facing Page.
- √ (b) Statement of Financial Condition.
- √ (c) Statement of Income (Loss).
- ___ (d) Statement of Changes in Financial Condition.
- √ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ___ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- √ (g) Computation of Net Capital.
- ___ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ___ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ___ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c-3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ___ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- √ (l) An Oath or Affirmation.
- √ (m) A copy of the SIPC Supplemental Report.
- √ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Page(s)**

pwc

## Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of Highland Capital Funds Distributor, Inc.

### *Opinion on the Financial Statements*

We have audited the accompanying balance sheet of Highland Capital Funds Distributor, Inc. (the "Company") as of December 31, 2018, and the related statements of income, of changes in stockholder's equity and cash flows for the year then ended, including the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### *Basis for Opinion*

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of these financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as, evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### *Supplemental Information*

The accompanying information contained within Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information contained within Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

Dallas, Texas
February 25, 2019

We have served as the Company's auditor since 2014.

*PricewaterhouseCoopers LLP, 2121 N Pearl St., Dallas, Texas 75201*
*T: (214) 999-1400, F: (214) 754-7991, www.pwc.com/us*

Balance Sheet

As of December 31, 2018

(In Thousands)

| | | |
|---|---|---|
| **Assets** | | |
| Current assets | | |
| Cash and cash equivalents | $ | 1,368 |
| Segregated cash | | 116 |
| Investments in marketable securities, at fair value (cost $888) | | 707 |
| Receivables from affiliates | | 1,138 |
| Income tax receivable | | 105 |
| Prepaid expenses | | 51 |
| Deferred tax asset | | 60 |
| **Total assets** | $ | 3,545 |
| **Liabilities and Stockholder's Equity** | | |
| **Liabilities** | | |
| Accounts payable | $ | 67 |
| Amounts payable on behalf of the 12b-1 Plan | | 116 |
| Payable to affiliates | | 171 |
| Accrued and other liabilities | | 474 |
| Total liabilities | | 828 |
| Stockholder's equity | | 2,717 |
| **Total liabilities and stockholder's equity** | $ | 3,545 |

See accompanying notes to financial statements.

Statement of Income

For the Year Ended December 31, 2018

(In Thousands)

| | |
|---|---|
| **Revenue:** | |
| Marketing and administrative services | $ 3,025 |
| Managing broker dealer fees | 1,407 |
| Underwriter commissions | 47 |
| Dividend income | 22 |
| Total revenue | 4,501 |
| **Expenses:** | |
| Compensation and benefits | 3,212 |
| Shared services expenses | 579 |
| Professional fees | 248 |
| Other operating expenses | 355 |
| Total expenses | 4,394 |
| Income before unrealized depreciation on investments in marketable securities | 107 |
| Unrealized depreciation on investments in marketable securities | (14) |
| Income before income tax expense | 93 |
| Income tax expense | (30) |
| **Net income** | $ 63 |

See accompanying notes to financial statements.

Statement of Changes in Stockholder's Equity

For the Year Ended December 31, 2018

(In Thousands)

| | Common Stock | Paid in Surplus | Retained Earnings | Total |
|---|---|---|---|---|
| Balances, December 31, 2017 | $ 4 | $ 452 | $ 2,598 | $ 3,054 |
| Issuance of common stock | - | - | - | - |
| Net income | - | - | 63 | 63 |
| Distributions to stockholder | - | - | (400) | (400) |
| Balances, December 31, 2018 | $ 4 | $ 452 | $ 2,261 | $ 2,717 |

See accompanying notes to financial statements.

## *HIGHLAND CAPITAL FUNDS DISTRIBUTOR, INC.*

Statement of Cash Flows

For the Year Ended December 31, 2018

(In Thousands)

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net income | $ | 63 |
| Adjustment to reconcile net income to cash and cash equivalents provided by operating acivities: | | |
| Depreciation | | 4 |
| Net change in unrealized depreciation on investments in marketable securities | | 14 |
| Dividend income received in-kind | | (23) |
| **Changes in assets and liabilities:** | | |
| Receivables from affiliates | | 300 |
| Deferred tax asset | | 20 |
| Prepaid expenses | | (42) |
| Income tax receivable | | 19 |
| Accounts payable | | 27 |
| Amounts payable on behalf of the 12b-1 Plan | | 89 |
| Accrued and other liabilities | | (444) |
| **Net cash provided by operating activities** | | 27 |
| **Cash flows from financing activities:** | | |
| Issuance of dividends | | (400) |
| **Net cash used in financing activities** | | (400) |
| **Net decrease in cash, cash equivalents and segregated cash** | | (373) |
| **Cash, cash equivalents and segregated cash** | | |
| Beginning of year | | 1,857 |
| End of year | $ | 1,484 |
| **Reconciliation of cash, cash equivalents and segregated cash to balance sheet** | | |
| Cash and cash equivalents | $ | 1,368 |
| Segregated cash | | 116 |
| Total cash, cash equivalents and segregated cash | $ | 1,484 |
| **Supplemental disclosure of cash flow information:** | | |
| Taxes received during the year | $ | 8 |

See accompanying notes to financial statements.

Notes to Financial Statements

December 31, 2018

## 1. Organization and Nature of Business

Highland Capital Funds Distributor, Inc. (Company), a Delaware Corporation, is a wholly-owned subsidiary of Highland Capital Management Fund Advisors, L.P. (HCMFA), a mutual fund investment advisor.

The Company is a registered broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company was incorporated in the State of Delaware on June 14, 2012 as Pyxis Distributors, Inc. Effective March 19, 2013, the Company changed its name to Highland Capital Funds Distributor, Inc. For the period from June 14, 2012 through December 31, 2012 and for the period from January 1, 2013 through November 19, 2013, the Company was in the development stage, engaging in preparation of applications for regulatory approvals, raising of capital, financial planning, systems development, procurement of equipment and facilities, and recruiting activities. On November 20, 2013, the Company, upon receiving all the necessary regulatory approvals, officially began operations.

The Company is the distributor and underwriter of the mutual funds advised by HCMFA and closed-end funds, a non-traded business development company, Delaware statutory trusts, and other funds advised by NexPoint Advisors, L.P. (NexPoint). The Company does not engage in direct transactions with investors. The primary business activities of the Company are underwriting, wholesale fund marketing and distribution activities.

## 2. Significant Accounting Policies

### Basis of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

### Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

### Cash and Cash Equivalents

Cash and cash equivalents consist of cash held at U.S. and foreign banks, deposits with original maturities of less than 90 days, and money market funds. Cash equivalents are carried at cost, which approximates market value. At December 31, 2018, the Company held cash balances at certain financial institutions in excess of the federally insured limit of $0.3M. The Company regularly monitors the credit quality of these institutions.

### Investments in Marketable Securities

Investments in marketable securities carried at fair value. Unrealized gains or losses related to trading securities are reported within the Statement of Income in the period they occur.

**Recognition of Revenue**

On January 1, 2018, the Company adopted the provisions of the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 606, *Revenue from Contracts with Customers*, using the modified, cumulative-effect approach wherein the guidance is applied only to existing contracts as of the date of initial application and to new contracts entered into thereafter. The new standard outlines a single comprehensive model for entities to depict the transfer of goods or services to customers in amounts that reflect the payment to which a company expects to be entitled in exchange for those goods or services. Interest revenue is not within the scope of ASC 606.

The Company's revenue recognition policies upon adoption of ASC 606 did not have a material effect on the Company's financial statements during 2018. As the measurement and timing of revenue recognition was not affected for any of the Company's revenue streams, the implementation of the new guidance had no impact on opening retained earnings as of January 1, 2018.

*Managing Broker Dealer Fees and Underwriter Commissions*

As the underwriter of various mutual funds and Delaware statutory trusts, the Company receives Managing Broker Dealer Fees and Underwriter Commissions. The performance obligation related to the transfer of underwriter services is satisfied at a certain point in time. The Company has determined that the fees are recognized as revenue at the time the services are provided.

**Income Taxes**

The Company accounts for income taxes under the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the statement of financial condition carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using the enacted tax rates in the years in which those temporary differences are expected to be recovered or settled. When applicable, a valuation allowance is established to reduce any deferred tax asset when it is determined that it is more-likely-than-not that some portion of the deferred tax asset will not be realized.

Benefits from uncertain tax positions are recognized in the statement of financial condition only when it is more-likely-than-not that the tax position will be sustained upon examination by the appropriate taxing authority having full knowledge of all relevant information. A tax position that meets the more-likely-than-not recognition threshold is measured at the largest amount of cumulative benefit that is greater than fifty percent likely of being realized upon ultimate settlement. Tax positions that previously failed to meet the more-likely-than-not recognition threshold are recognized in the reporting period in which that threshold is met. Previously recognized tax positions that no longer meet the more-likely-than-not recognition threshold are derecognized in the reporting period in which that threshold is no longer met. The Company has not recorded any liability for uncertain tax positions.

As of December 31, 2018 the Company had a deferred tax asset of $0.1M.

## 3. Investments in Marketable Securities

Detailed below is a summary of the Company's held for trading investments at December 31, 2018:

| *(in thousands)* | Cost | Fair Value |
|---|---|---|
| Mutual funds | $ 888 | $ 707 |
| Total investments | $ 888 | $ 707 |

## 4. Fair Value of Financial Instruments

**Fair Value Measurement**

U.S. GAAP defines fair value as the price an entity would receive to sell an asset or pay to transfer a liability in an orderly transaction between market participants as of the measurement date. The standard requires fair value measurement techniques to reflect the assumptions market participants would use in pricing an asset or liability and, where possible, to maximize the use of observable inputs and minimize the use of unobservable inputs. It also establishes the following hierarchy that prioritizes the valuation inputs into three broad levels:

- Level 1 – Valuation based on unadjusted quoted prices in active markets for identical assets and liabilities that the Partnership and the Consolidated Investment Funds have the ability to access as of the measurement date. Valuations utilizing Level 1 inputs do not require any degree of judgment.

- Level 2 – Valuations based on (a) quoted prices for similar instruments in active markets; (b) quoted prices for identical or similar instruments in markets that are not active that are reflective of recent market transactions; or (c) models in which all significant inputs are observable, either directly or indirectly.

- Level 3 – Valuations based on indicative quotes that do not reflect recent market transactions and models or other valuation techniques in which the inputs are unobservable and significant to the fair value measurement, which includes situations where there is little, if any, market activity for the asset or liability.

As of December 31, 2018, the Company's investments consisted entirely of mutual funds which are valued based off of unadjusted quoted prices.

The Company categorizes investments recorded at fair value in accordance with the hierarchy established under U.S. GAAP. All of the Company's investments at December 31, 2018 are classified as Level 1 positions.

## 5. Income Taxes

Components of the income taxes for the year ended December 31, 2018 are as follows:

*(in thousands)*

| | | |
|---|---|---|
| **Current:** | | |
| Federal | $ | 3 |
| State | | 8 |
| Total current | | 11 |
| **Deferred:** | | |
| Federal | | 16 |
| State | | 3 |
| Total deferred | | 19 |
| Total provision for incomes taxes | $ | 30 |

A reconciliation between the amount of the reported provision for income taxes and expected income tax (computed by multiplying the statutory federal income tax rate (21%) times income before provision for income taxes) is as follows:

*(in thousands)*

| | | |
|---|---|---|
| Expected provision for income taxes | $ | 20 |
| Other | | 3 |
| Nondeductible expenses | | 1 |
| State income taxes | | (5) |
| Provision for income taxes | $ | 19 |

The components of deferred tax assets and liabilities are as follows:

*(in thousands)*

| | | |
|---|---|---|
| **Deferred Tax Assets** | | |
| Net Operating Loss | | 12 |
| Capital assets | | 42 |
| Accrued expenses | | 49 |
| Depreciation and amortization | | 1 |
| Total deferred tax assets | | 104 |
| Valuation allowance | | (42) |
| Deferred tax assets, net of valuation allowance | $ | 62 |
| **Deferred Tax Liabilities** | | |
| Accrued expenses | | (2) |
| Depreciation and amortization | | - |
| Total deferred tax liabilities | | (2) |
| Net deferred tax asset | $ | 60 |

Deferred tax assets are primarily the result of tax deductions for the Company's deferred compensation plans. The Company has awarded bonuses to eligible employees which will not be deducted for tax purposes until payment is made. This temporary timing difference generates deferred taxes. The Company's accrued expenses also generate deferred taxes because the Company's tax deductions are lower than the expense recorded for financial statement purposes.

The Company is subject to U.S. federal income tax examinations by tax authorities for years since inception.

## 6. Related Party Transactions

The Company has entered into a Shared Services Agreement (Agreement), as most recently amended April 10, 2013, with HCMFA, a related party. During the term of the Agreement, HCMFA will provide to the Company certain shared services, including without limitation, all of the (i) finance and accounting services, (ii) human resources services, (iii) marketing services, (iv) legal services, (v) corporate services, (vi) information technology services, and (vii) operations services. The actual cost of such services will be allocated based on specific identification of such costs or a percentage of such costs between the Company and HCMFA, plus an applicable margin, and will be billed monthly. The term of the Agreement shall automatically renew for successive one year periods, unless cancelled by either party upon at least 60 days advance written notice. During the year ended December 31, 2018, the Company was allocated and expensed approximately $0.6M, which is included in the "Shared services" expenses financial statement line item. As of December 31, 2018, The Company has $0.1M as an outstanding payable to HCMFA.

The Company derives a significant portion of its income on marketing and administrative services it performs for and on behalf of HCMFA and Nexpoint Advisors, L.P. (NPA). The actual cost of such services is allocated, plus an applicable margin, and is billed monthly. During the year ended December 31, 2018, the Company derived approximately $3.0M in income, which is included in the "Marketing and administrative services" financial statement line item.

The Company serves as the principal underwriter for, and offers for sale on a continuous basis, each of NPA's Delaware statutory trusts and other registered products. A portion of the Company's income is derived from managing broker dealer fees collected in relation to serving as the principal underwriter. During the year ended December 31, 2018, the Company derived approximately $1.4M in income, which is included in the "Managing broker dealer fees" financial statement line item.

The Company serves as the principal underwriter for, and offers for sale on a continuous basis, each of HCMFA's and NPA's advised funds. A portion of the Company's income is derived from underwriter commissions collected in relation to serving as the principal underwriter. During the year ended December 31, 2018, the Company derived less than $0.1M in income, which is included in the "Underwriter commissions" financial statement line item.

The Company's held for trading investment is held in a mutual fund managed by an affiliate of the Company.

In the normal course of business, the Company typically pays expenses related to marketing of managed funds. The company will receive payment as reimbursement for paying the expenses on behalf of the respective funds, including 12b-1 related expenses. As of December 31, 2018, approximately $1.1M in reimbursable expenses were due from various affiliated funds and entities for these expenses, and is included in "Receivables from affiliates" in the accompanying Balance Sheet.

A summary of receivables from and payables to affiliates at December 31, 2018 is as follows:

| | | |
|---|---|---|
| Receivables from affiliates: | | |
| 12b-1 fees | $ | 77 |
| Transfer pricing from HCMFA | | 106 |
| Due from NexPoint Advisors | | 804 |
| Due from other affiliated entities | | 151 |
| Total receivables from affiliates | | 1,138 |
| Due to affiliates: | | |
| Due to HCMFA | | 158 |
| Due to other affiliates | | 13 |
| Amounts payable on behalf of the 12b-1 Plan | | 116 |
| Total due to affiliates | | 287 |
| Net receivable from affiliates | $ | 851 |

## 7. Segregated Cash

The Company serves as Administrator to a 12b-1 Plan (the "Plan") adopted by the mutual funds advised by HCMFA. The Company collects 12b-1 fees from the mutual funds to be disbursed for future eligible marketing and distribution costs of the Plan. These amounts are reported as "Segregated cash" and "Amounts payable on behalf of the 12b-1 Plan" on the Balance Sheet.

## 8. Employee Benefits

The Company, together with its parent company and other affiliates, has a noncontributory profit sharing plan integrated with a contributory 401(k) employee benefit plan (Plan) covering substantially all employees. Employees generally become eligible in the Plan upon attainment of the age of 21, with entry dates of January 1 and July 1 of each year. Under the Plan, the Company may contribute, at their discretion and subject to annual limitations, certain amounts in the form of matching, profit sharing and/or qualified non-elective contributions. Plan expense for the year ended December 31, 2018 was $0.1M and is included in the "Compensation and benefits" financial statement line item.

## 9. Commitments, Guarantees and Contingent Liabilities

In the normal course of business the Company may enter into contracts which provide general indemnifications and contain a variety of presentations and warranties that may expose the Company to some risk of loss. The amount of future losses arising from such undertakings, while not quantifiable, is not expected to be significant.

## 10. Regulatory Requirements

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $50,000 or 6.67% of total aggregate indebtedness.

At December 31, 2018, the Company had total net capital and total aggregate indebtedness, as defined, of approximately $1.3M and $0.8M, respectively, resulting in a ratio of aggregate indebtedness to net capital of 0.6 to 1.0. Total net capital was approximately $1.2M above the minimum required net capital of approximately $0.1M.

The Company is claiming an exemption from Rule 15c3-3 of the 1934 Act in accordance with section (k)(1) of such rule. Under this exemption, the Company is not required to maintain deposits in special reserve accounts or compute required deposits in accordance with the reserve formula specified in Rule 15c3-3.

## 11. Customer Protection, Reserves and Custody of Securities

The Company does not hold customer accounts, funds, or securities.

## 12. Subsequent Event

The Company has performed an evaluation of subsequent events through February 25, 2019, which is the date the financial statements were available to be issued, and has determined that there are no material subsequent events that would require disclosure in the Company's financial statements.

## SUPPLEMENTAL SCHEDULES

Supplemental Schedule I

Computation of Net Capital under SEC Rule 15c3-1

December 31, 2018

(In Thousands)

**Computation of Net Capital under Rule 15c3-1**

| | |
|---|---|
| Net capital: | |
| Total stockholder's equity | $2,717 |
| Less non-allowable assets: | |
| Receivables from affiliates | 1,138 |
| Other assets | 156 |
| Deferred tax asset | 60 |
| Net capital prior to haircuts on securities positions | 1,363 |
| Less haircuts on securities positions | 64 |
| Net capital as defined by Rule 15c3-3 | 1,299 |
| Minimum net capital required | 55 |
| Excess net capital | 1,244 |
| Aggregate indebtedness: | |
| Accounts payable and accrued expenses | 828 |
| Total aggregate indebtedness | $ 828 |
| Ratio of aggregate indebtedness to net capital | 64% |

**Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities and Exchange Commission**

There are no material differences between the above computation and the unaudited Part II Focus filed by the Company as of December 31, 2018.

Supplemental Schedule II

Computation for Determination of Reserve Requirements under SEC Rule 15c3-3

December 31, 2018

The Company is exempt from rule 15c3-3 per provision (k)(1).

**Statement Pursuant to Paragraph (k)(1) per Rule 15c3-3 of the Securities and Exchange Commission**

There are no material differences between the above computation and the unaudited Part II Focus filed by the Company as of December 31, 2018.

See independent auditors' report on supplemental information.

HIGHLAND CAPITAL MANAGEMENT

Highland Capital Funds Distributor, Inc.'s Exemption Report

Highland Capital Funds Distributor, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provision of 17 C.F.R. § 240.15c3-3 (k): (1).

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k) throughout the period January 1, 2018 to December 31, 2018, without exception.

I, David Klos, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: ______________________

Title: FinOp

Date: 2/25/2019

pwc

## Report of Independent Registered Public Accounting Firm

To the Board of Directors of Highland Capital Funds Distributor, Inc.

We have reviewed Highland Capital Funds Distributor, Inc.'s assertions, included in the accompanying Highland Capital Funds Distributor Inc.'s Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2018 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2018.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

Dallas, Texas
February 25, 2019

pwc

## Report of Independent Accountants

To the Board of Directors of Highland Capital Funds Distributor, Inc.

In accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Highland Capital Funds Distributor, Inc. and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying General Assessment Reconciliation (Form SIPC-7) of Highland Capital Funds Distributor, Inc. for the year ended December 31, 2018, solely to assist the specified parties in evaluating Highland Capital Funds Distributor, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Management is responsible for Highland Capital Funds Distributor, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures enumerated below either for the purpose for which this report has been requested or for any other purpose.

The procedures performed and results thereof are as follows:

1. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 with the respective cash disbursement records entries, as follows:

    a. Compared the listed assessment payments on page 1, items 2B and 2G of Form SIPC-7 in the amount of $809.00 and $1,356.60 to check number 1317 and 1329 dated July 26, 2018 and February 25, 2019, respectively, and payable to the order of Securities Investor Protection Corp., noting no differences.

2. Compared the Total Revenue amount reported on page 3 of the audited Form X-17A-5 for the year ended December 31, 2018 to the Total revenue amount of $4,501,822 reported on page 2, item 2a of Form SIPC-7 for the year ended December 31, 2018, noting no differences.

3. Compared any adjustments reported on page 2, items 2b and 2c of Form SIPC-7 with the supporting schedules and working papers, as follows:

    a. Compared additions on line 2b.7, "Net loss from securities in investment accounts," of $13,518 to the trial balance, noting no differences.

    b. Compared deductions on line 2c.1, "Revenues from the distribution of shares of a registered open end investment company or unit investment trust, etc..." of $46,769 to the trial balance detail of account 45506 for the year ended December 31, 2018, which agreed

to the audited Form X-17A-5 Statement of Operations for the year ended December 31, 2018, noting no differences.

c. Compared deductions on line 2c.8, "non-securities related revenue-generated from transfer pricing", of $3,024,900 to the trial balance detail of account 45504 and 45505 for the year ended December 31, 2018, which agreed to the audited From X-17A-5 Statement of Operations for the year ended December 31, 2018, noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers obtained in procedure 3, as follows:

   a. Recalculated the mathematical accuracy of the SIPC Net Operating Revenues of $1,433,731 on line 2d on page 2 of the Form SIPC-7, and the General Assessment @ .0015 of $2,165.60 on line 2e on page 2 of the Form SIPC-7, noting no differences.

   b. Recalculated the mathematical accuracy of the SIPC adjustments noted above in section 3 above, noting no differences.

   c. Recalculated the sum of total additions of $13,518 and total deductions of $3,071,669 as reported on page 2 of the form, noting no differences.

   d. Recalculated the sum of total payments of $809.00 made on line 2b of page 1 and the payment of $1,356.60 made on line 2G on page 1 of the form, noting no differences.

We were not engaged to and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's preparation of Form SIPC-7 in accordance with the applicable instructions. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Highland Capital Funds Distributor, Inc. and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

Dallas, Texas
February 25, 2019